October 15, 2009

VIA EDGAR

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:
Blue Square Israel Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed June 29, 2009
File No. 1-14426

Dear Sir,

We enclose herewith our response to the comments raised by the Staff in its letter dated September 15, 2009 (the "Letter") with respect to Form 20-F of Blue Square-Israel Ltd. (the "Company" or "BSI") that was filed on June 29, 2009. We have noted the Staff's comments in bold typeface and BSI's responses in regular typeface. The numbering corresponds to the comment numbers in the Staff's above referenced letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

1.
Please ensure that your submissions made on EDGAR reference the appropriate file number. In this regard, we note that your cover page references file number 1-14426 and yet your submission has been made under file number 333-05024. It appears that you should be using 1-14426 which is the file number associated with your Form 8-A filed on July 17, 1996.

In response to the comment, future submissions by the Company on EDGAR will reference the appropriate file number.

Liquidity and Capital Resources, page 74

2.
We note your statement on page 74 that you have generally generated sufficient cash from your operations to satisfy your operating requirements. Please also state whether, in your opinion, your working capital is sufficient for your present requirements, and, if not, how you propose to provide the additional working capital needed. Refer to Item 5(B)(1)(a) of Form 20-F.

2 Haamal st. sibal lndustrial Park Rosh Haain 48092 lsrael Tel.03-9282670/1 Fax 03-9282498

In addition to our statement that we have generally generated sufficient cash from our operations to satisfy our operating requirements, we also believe that the Company's working capital is sufficient for its present requirements.   In response to staff's comment we intend to clarify this in future filings by stating that "we believe the Company's working capital is sufficient for its present requirements".

3.
We note your statement on page 75 that your other sources of liquidity consist of long-term and short-term borrowing from banks. Please revise to elaborate upon how much of your long- and short-term debt is available to you and, of the amount still outstanding, what the repayment terms are. Refer to Item 5.B.1.(c) of Form 20-F.

Information on outstanding balances of loans as of December 31, 2008 and 2007 is disclosed on page 79 and outstanding balances of debentures are disclosed on page 81. Interest and repayment information is provided on page 85. The Company has no committed borrowing facilities, no restrictions on using the borrowed amounts and there is no seasonality effect on its credit needs. The Company has noted the staff's comment, and will include a cross-reference in future fillings to outstanding balance and repayment information.

Form 20-F for the Fiscal Year Ended December 31, 2008
Item 15. Controls and Procedures, page 156

4.
Please note that the definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e) does not limit information required to be disclosed to material financial and non-financial information. In future filings, please revise your definition of disclosure controls and procedures to comply with Exchange Act Rules 13a-15(e) and 15d-15(e).

In response to the comment, the definition of disclosure controls and procedures will be revised in future filings.

Consolidated Financial Statements, page F-l

Report of Independent Registered Public Accounting Firm, page F-2

5.
Please refer to your response to comment four in our letter dated July 19, 2007 submitted on September 5, 2007. In the response you indicated that the report provided in future filings would refer to the standards, as opposed to the auditing standards, of the Public Accounting Oversight Board (United States). Please revise. Refer to PCAOB Auditing Standard No. 1.

We acknowledge the comment in your July 2007 letter, and note that the issue was corrected in the report of our independent registered public accounting firm relating to the Company's financial statements as of December 31, 2007. The reference to auditing standards reappeared by mistake in the report relating to the Company's financial statements as of December 31, 2008. The Report of the Independent Registered Public Accounting Firm will be revised in future filings.

2 Haamal st. sibal lndustrial Park Rosh Haain 48092 lsrael Tel.03-9282670/1 Fax 03-9282498

Notes to Consolidated Financial Statements, page F-11

6.	Please tell us in detail how you applied the guidance in IAS 14 in identifying business segments and reportable segments for which segment information is required to be disclosed by the standard.

The Company and its subsidiaries sell and market a wide range of consumer goods, including food and beverage, organic foods, apparel, pharmaceuticals, houseware (textile and tableware), cosmetics, leisure and infant products. The Company sells these products through a chain of supermarkets, along with other chain stores that mainly sell houseware, leisure and infant products. These stores are all part of a single larger retail enterprise to allow synergy in retail operations. This synergy is achieved by centrally managing operations of all stores, marketing similar consumer goods or complementary products across Company's formats and applying similar retail and distribution processes and a single customer loyalty program.

IAS 14 defines a business segment as a distinguishable component of an enterprise that is engaged in providing an individual product or service (or a group of related products or services) and that is subject to risks and returns that are different from those of other business segments.

In view of IAS 14, the Company analyzed whether its stores should be a single business segment and identified the following key factors:
•	The nature of products and services: The Company markets consumer goods in all store formats.
•
The nature of production processes:  The Company is a retailer and utilizes multiple formats to serve its Israeli markets, however the retail and distribution process it follows is similar across formats.

•
The type or class of customers for products and services:  The Company utilizes different formats to better attract certain groups of customer, who buy across all formats and have similar consumer preferences.

•	The methods used to distribute products or provide services: The purchase of goods is centrally managed and the Company uses a distribution center that delivers goods to substantially all its stores.
•
The nature of regulatory environment:  The Company's stores are subject to a uniform regulatory environment of the State of Israel, encompassing labor, antitrust, price control, consumer protection and tax laws, among others.

Based on the above factors, the Company came to the conclusion that all stores have similar risks and returns, and therefore, should be included in the same business segment.

The retail operations generate virtually all revenues, with approximately 95% of consolidated sale turnover. In addition to its retail business, the Company has two other insignificant sources of income: wholesale activity – mainly selling to concession holders (which accounts for approximately 4.5% of the Company's consolidated turnover), and real estate activity – leasing real estate property to third parties. We have concluded that under the quantitative criteria in IAS 14, these two minor activities do not amount to a segment. Moreover, reporting these insignificant operations as part of the retail operations does not materially affect the reported data, and as such, should not affect the quality of disclosure to financial statements users.

2 Haamal st. sibal lndustrial Park Rosh Haain 48092 lsrael Tel.03-9282670/1 Fax 03-9282498

The expected impact of IFRS 8 "Operating Segments" on the identified business segments and reportable segments is still being assessed by the Company.

Note 2 — Summary of Significant Accounting Policies, page F-l 1,

h. Impairment of non-financial assets, F-16

7.
Please tell us the factors you consider in identifying whether the cash inflows of one store are dependant on the cash inflows of another store in the same geographic area and why it's appropriate to aggregate the stores when applying the impairment test described in paragraph 88 of IAS 36.

In 2008, as a result of the global economic downturn, we looked into the locations of our stores nationwide. We analyzed locations in relatively small geographical areas, taking into account the population in each area as well as our competitors' locations.  This analysis led to a new strategy that  included:

•
Converting some existing stores nationwide into a new hard discount store format and redistributing our retail presence to ensure that different store formats within a relatively small geographic area are serving the same customers (who often make larger purchases in the discount stores and purchase additional items more frequently in the store near their homes);

•	Opening stores of similar formats in proximity to one another to discourage competitors from entering these areas; and

•
Launching a single customer loyalty program, creating our new private label, and accepting our gift certificates (which are purchased by businesses, organizations, and trade unions) in substantially all our stores.

Following the implementation of the new strategy, some stores within small areas are knowingly cannibalizing each other's revenues. In 2008, the Company clustered 194 supermarket stores into 76 cash generating units. Under paragraph 68 of IAS 36 and considering the above, the Company evaluates impairment separately for each store or the cash-generating unit to which the store belongs when the cash inflows of one store are dependant on the cash inflows of another store in the same geographic area.

2 Haamal st. sibal lndustrial Park Rosh Haain 48092 lsrael Tel.03-9282670/1 Fax 03-9282498

t. Employee Benefits, page F-22

2) Provision for Unutilized Sick Leave, page F-23

8.
Please tell us your basis in 1FRS for recognizing actuarial gains and losses from measurement of long-term sick leave benefits outside of profit and loss. Refer to paragraphs 10-16 and 126-127 of IAS 19.

The Company provides a benefit granted to retiring employees (including in the event of disability or death) for unutilized sick leave days that are accumulated during the period in which an employee works for the Company. The benefit is granted if the employee does not utilize a certain percent of his/her legally available leave days. The benefit amount is based on up to 33% (depending on the level of the accumulated unutilized sick leave days) of the amount obtained by multiplying the daily compensation rate during the last month of employment by the number of unutilized leave days.  The Company concluded that this benefit meets the definition of post-employment benefit in IAS 19.  Accordingly, the plan is accounted for as a defined benefit plan. As permitted by IAS 19 in relation to defined benefit plans, it is the policy of the Company to recognize actuarial gains or losses directly in equity.

5) Share-Based Payment, page F-24

9.	Please tell us your basis in IFRS for recognizing the corresponding credit side of share-base payment transactions in accumulated deficit as opposed to additional paid-in capital.

IFRS 2, paragraph 7 states that "an entity shall recognize the goods or services received or acquired in a share-based payment transaction when it obtains the goods or as the services are received. The entity shall recognize a corresponding increase in equity if the goods or services were received in an equity-settled share-based payment transaction or a liability if the goods or services were acquired in a cash-settled share-based payment transaction."

IFRS 2 is silent as to classification of the credit entry within the equity components. Under common practice and in accordance with accounting literature, if no legal constraints exist, companies are allowed and usually do carry the credit entry to the profit and loss reserve (retained earnings).

v. Revenue recognition, page F-25

10.
We note that a significant portion of the operations of Bee Group are conducted by franchisees.  Please disclose your revenue recognition accounting policy for franchise fees or tell us why such disclosure is not relevant to an understanding of your financial statements. Refer to IAS 1 and IAS 18.

The franchise business model is based on obligations by franchisees to purchase from the Company all products that they sell in their concession stores, rather than generating income form selling franchise rights. Consequently, the Company has negligible revenues from selling concession rights, which arise from isolated and relatively rare instances.

2 Haamal st. sibal lndustrial Park Rosh Haain 48092 lsrael Tel.03-9282670/1 Fax 03-9282498

1) Sale of goods, page F-25

11.
Please tell us your basis in IFRS for recognizing revenue related to gift certificates when the likelihood that the customer will redeem the certificate becomes remote. Also tell us how you apply this policy. For example, explain whether you recognize revenues from unredeemed gift certificates after a specific period of time or whether you amortize an estimate of unredeemed amounts into revenues over a specified period of time and, if so, the methods used. In addition, tell us the historical information that supports your recognition policy.

The Company issues gift certificates with expiration dates. However, it is the Company's practice to accept expired certificates in stores for an additional period of three to six months (the extension period). Based on the provisions of IAS 18, so long as a certificate is valid and the products have not yet been delivered to the certificates holders, the significant risks and rewards of the ownership of the goods have not been transferred from the Company to the buyer and thus, the Company should not recognize revenue.

However, based on past experience, in cases where a customer who holds unredeemed certificates requests that the Company further extend the usable term of such certificates, the Company often agrees to do so. Accordingly, at the end of the extension period, the Company recognizes revenue only on a portion of the unredeemed gift certificates that are expected not to be redeemed based on past experience. The Company's past experience is based on statistical data that has been collected over 5 years, indicating that approximately 0.6% of the issued par value of gift certificates is not redeemed.

Note 5 - Business Combinations, page F-36

a. Acquisitions, page F-36

12.
We note your accounting policy regarding transactions with minority interests on page F-l 3 and that you recognized goodwill in amounts equal to the excess of cost over the carrying amount of the minority interests of Bee Group acquired in 2007 and 2008. Please tell us the IFRS guidance that supports your accounting policy or otherwise tell us the basis for your accounting policy.

Current IFRS, prior to the adoption of IAS 27 (revised), incorporates elements from the following two different models of financial statements consolidation. Principles from both these models are used in different aspects of accounting for minority interest under IFRS:

•
Economic Entity Model – This model considers the group as a single entity. Minority interests are recognized under this model, but they are treated as part of shareholders' funds, thereby emphasizing the control that the parent and its shareholders have over a subsidiary. Also, because the minority is an equity participant of the reporting entity, transactions between the group and the minority are reported in equity.

2 Haamal st. sibal lndustrial Park Rosh Haain 48092 lsrael Tel.03-9282670/1 Fax 03-9282498

•
Parent Company Model – This model considers the group from the parent's perspective.  The parent company's interest is limited to its shareholding in subsidiaries. Minority interests are not regarded as shareholders' funds. Transactions between the group and the minority are reported from the parent shareholders' perspective and may have an impact on either the income statement or goodwill.

Since IFRS uses both models, but has no specific reference to transactions with the minority, the Company can tap into either models to account for minority interest purchases.
Under both models, there is no step up of net assets to fair value when a group increases its holding in an existing subsidiary. A transaction with a minority is not a business combination, since an entity that is involved in such a transaction is a subsidiary both before and after the transaction. IFRS 3 requires a step up to fair value when a business combination occurs and for this reason no such step up occurs when a portion of a minority is bought or sold. In practice entities have to adopt one of the two models as their accounting policy for minority interest purchases and then to follow it consistently.

The Company elected to adopt the parent company model as its accounting policy. As a result, upon acquisition of the minority interests, the excess cost over the carrying amount was carried to goodwill.

13.
Please tell us why you have not provided the disclosures required by paragraphs 66(f), (h) and (i) of IFRS 3 (as amended up to December 31, 2006) for each acquisition, including those achieved in stages, or in the aggregate pursuant to paragraph 68 of IFRS 3 (as amended up to December 31, 2006). Please also address the applicability of the disclosure requirements in paragraphs 69, 70 and 75 of IFRS 3 (as amended up to December 31, 2006) in your response.

We respectfully advise the Staff that paragraphs 59, 69 and 70 of IFRS 3 require the acquirer to disclose a business combination transaction that occurrs in the current reported period. All of the business combination transactions described in the financial statements took place in 2007 or earlier, and not within the reporting period.

Please refer to note 8 on page F-42 regarding goodwill disclosure requirements in paragraph 75 of IFRS 3.

b. Bee Group Reorganization, page F-38

14.
Please tell us how you accounted for each of the transactions consummated in connection with the reorganization of Bee Group citing relevant IFRS guidance. In doing so, please address the basis for recognizing a gain and increase in goodwill as a result of the decrease in holdings of Na'aman.

2 Haamal st. sibal lndustrial Park Rosh Haain 48092 lsrael Tel.03-9282670/1 Fax 03-9282498

Prior to the reorganization of Bee Group (a subsidiary of the Company), it directly held shares of Na'aman, Vardinon and Sheshet. In the reorganization, the shares of Sheshet and Vardinon were transferred to Na'aman. Na'aman and Vardinon are both public companies and their shares are traded on the Tel-Aviv Stock Exchange.

The sale of Sheshet to Na'aman

Na'aman issued ordinary shares to Bee group in exchange for its holdings in the issued share capital of Sheshet (75%).  As a result, Bee Group increased its holdings in Na'aman, and decreased its holdings in Sheshet. Additionally, Na'aman issued ordinary shares to the minority shareholders of Sheshet in exchange for 25% of Sheshet's issued share capital, resulting in a decrease in the holdings of Bee Group in Na'aman. As a result of these transactions, the Company's holdings in Sheshet were reduced, while its holdings in Na'aman increased.

There is no reference to such transactions in the international accounting framework, and the Company is therefore of the opinion that the accounting literature and the commonly known practice are to be followed.  Following from these resources, this is a transaction between entities under common control, involving the minority interest holders. As such, this transaction should be bifurcated into two transactions with each of the minority interest holders separately:

•	Increased holding in Na'aman - The excess of consideration over minority interest rights was recognized as goodwill.

•	Decreased holding in Sheshet – The gain was recognized in profit or loss.

The Sale of Vardinon to Na'aman

As part of the reorganization of Bee Group, Na'aman purchased for cash the shares of Vardinon that were held by Bee Group. As the transaction is between companies under common control and the minority is not part of the transaction, it did not affect the Company's consolidated financial statements.

Note 15 - Share Capital and Premium, page F-52

15.
Please tell us how to reconcile the amount of equity from the issuance of shares upon conversion of convertible debentures disclosed in the table on page F-52 to the par value of the debentures disclosed in fourth paragraph on page F-53.

2 Haamal st. sibal lndustrial Park Rosh Haain 48092 lsrael Tel.03-9282670/1 Fax 03-9282498

The following are the amounts carried to the Company's capital subsequent to conversions of Company debentures in 2007:

Items recognized	NIS in thousands	Comment
Par value, linked to the Israel CPI	109,774	(1)
Conversion option	150,920	(2)
Discount	(6,734)	(3)
Unpaid accumulated interest	1,716	(3)
Total amount recognized in equity	255,676	(4)

(1)	The converted debentures at nominal par value of NIS 107,636 were linked to the Israel CPI, and accordingly, the par value converted amounted to NIS 109,774.

(2)	The conversion option of the debentures was bifurcated due to the linkage terms of the debentures and this component is presented as a liability and measured at fair value.

(3)	Discounting and unpaid accumulated interest on the converted debentures amounted to NIS 6,734 thousand and NIS 1,716 thousand, respectively.

(4)
The total amount recognized in equity in the amount of NIS 255,676 is composed of share capital of NIS 3,680 thousand representing the ordinary shares issued following conversion, as described below, and NIS 251,996 was recognized as additional paid-in capital.

Date	Converted nominal par value	Conversion ratio*	Ordinary shares
Jan-Mar 2007	47,589,460	30.079	1,582,126
Apr - Jun 2007	60,046,358	28.625	2,097,709

*Conversion rate is adjusted upon dividend distributions.  In March 2007, the Company declared a NIS 60 million dividend and in August 2007, a NIS 220 million dividend.

Share option plans, page F-53

16.
We note your disclosure that option exercise prices per share granted to employees and managers were adjusted following the dividend distribution in October 2008. We also note your disclosure regarding adjustments in the event of bonus share distributions and dividends in regard to share options plans in subsidiaries. Please tell us your basis for taking the estimated dividend yield into account when measuring the fair value of options entitling holders to dividends or dividend equivalents. Refer to paragraph B32-B 34 of IFRS 2.

2 Haamal st. sibal lndustrial Park Rosh Haain 48092 lsrael Tel.03-9282670/1 Fax 03-9282498

Under the option plan, the exercise price of options is adjusted following the distribution of dividends; however, the adjustment rate is only 50% of the amount of dividend distribution per share. As a result, when computing the value of the options using the Black and Scholes model, the expected yield of the dividend was taken into account for only the 50% portion that is not adjusted.

Note 19 - Loans From Banks, Debentures and Convertible Debentures, page F-58
2) Debentures and convertible debentures, page F-60
d. Debentures and convertible debentures of the Company, page F-61

17.
We note your disclosures in item (2) of item (3) - other terms on page F-62 regarding EDITDA and fixed asset ratios as of the end of the period. We note similar disclosures in Item 8 on page 129. Please tell us whether the International Accounting Standards Board or another standard-setter requires or expressly permits these financial measures to be disclosed in the notes to your financial statements. If not, it appears that the exemption from the prohibitions under Item 10(e)(l)(ii) of Regulation S-K is not available and that the ratios should not be presented in the notes to financial statements. Rather, you should present the ratios in Item 5 and provide the disclosures required by Item 10(e)(l)(i) of Regulation S-K. Please advise.

According to paragraph 18 of IFRS 7, the Company must disclose failure to comply with covenants related to loans received. However, there is no requirement to quantify related non-GAAP ratios. The Company has noted the Staff comment and in future filings if the Company does not meet its covenant requirements, the Company will not quantify the non-GAAP data as of the reporting date, but rather  will state that it is not meeting the financial covenants.

Note 28 - Income Tax Expenses, page F-70.
f. The effect of adopting IFRS on tax liability, page F-72

18.
Please explain to us why financial statements drawn up under IFRS might present financial position, operating results and cash flows that are significantly different from those presented in the financial statements. If relevant, tell us the effect on the financial statements of your policy of computing income tax balances based on Israeli accounting standards.

The text in this footnote contains typographical errors.  The sentence in the Form 20-F should have read:

"As was also discussed in the said note, IFRS differs from Israeli GAAP and, accordingly, financial statements drawn up under IFRS might present financial positions, operating results and cash flows that are significantly different from those presented in the financial statements for tax purposes that are prepared in accordance with Israeli GAAP."

2 Haamal st. sibal lndustrial Park Rosh Haain 48092 lsrael Tel.03-9282670/1 Fax 03-9282498

Differences between IFRS and Israeli GAAP resulting from temporary differences are treated within the deferred taxes item.

Note 29. - Earnings Per Share, page F-73

19.
Please disclose instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were antidilutive. Refer to paragraph 70(c) of IAS 33.

The Company has two types of instruments convertible or exercisable into Company shares: convertible debentures and employee options.

Convertible debentures into Company shares – In 2007, the convertible debentures had an antidilutive effect, and therefore were not included in the diluted income. In 2008, the convertible debentures had a dilutive effect, and therefore were included and disclosed within the diluted income per share data.

Employee options – In 2008, Company management and other employees were granted stock options. These options had an antidilutive effect in 2008.

In note 29 on page F-37, the Company describes convertible instruments that may have a dilutive effect on earnings per share. The table in this note presents the effect of all dilutive convertible instruments on earnings per share, including the effect of convertible debt.

The Company noted the staff's comment and in future filings it will clearly specify instruments that could potentially dilute basic earnings per share, but are not included in the diluted earning per share because they have an antidilutive effect.

Note 32. - Commitments, page F-77

20.	Please tell us the IFRS guidance that supports your accounting for the investment in Diners Israel, loan from CAL and the agreement to purchase the right to participate in the income of Diners.

In accordance with IAS 39, paragraph 9, we have concluded that this transaction should be accounted for as a derivative financial instrument, because this is an option to purchase 36.75% of Diners' shares, where the option exercise price is the amount of loan repayment.  Supporting facts are as follows:

•	At the inception date, the Company financed the consideration to CAL through a non-recourse loan provided by CAL (the seller).

2 Haamal st. sibal lndustrial Park Rosh Haain 48092 lsrael Tel.03-9282670/1 Fax 03-9282498

•	So long as the loan is not repaid, the shares of Diners held by the Company are pledged to the seller as collateral for loan repayment, and the Company is therefore unable to sell them.

•
The exercise price of the option to buy the shares of Diners is at the amount of the loan provided by CAL. However, the Company is not entitled to its full share of profits in Diners unless it pays an additional consideration or the number of new credit cards issued during the term of agreement exceeds a pre-agreed quantity. The amount of the consideration will be determined according to timing (i.e. time since inception), number of cards issued and other terms and conditions under the agreement.

•
By the end of a four- or six-year period after issuing the first credit card under the agreement, if the number of credit cards does not exceed a pre-agreed quantity, as set forth in the agreement, and subject to other terms and conditions, both parties may cancel the agreement under the terms specified in the agreement. In this event, an independent appraiser will calculate the appreciation of Diners (if any) between completion of the agreement and the date of termination of the agreement.  The Company will be entitled to 36.75% of the value of appreciation and the loan (including the interest thereon) will be forgiven against the return of the shares.

•
Under the agreement, by the end of a four-year period after issuing the first credit card, the acquirers will be able to terminate the share-sale agreement and repay the loan early by returning the shares.

As a result, the said option is presented at its fair value using a binomial model. Changes in the fair value of the options are recognized in income or loss in each period.

Exhibits 12.(a)1 and 12.(a).2

21.
Your certifications should appear exactly as set forth in Form 20-F. In this regard, we note that you changed the word "Company" to "registrant" throughout your certifications. We also note that the certification signed by Dror Moran inaccurately identifies him as your Chief Executive Officer. Please revise.

The Company noted the staff comment and the certifications will be revised in future filings.

Form 6-K Filed May 26, 2009

22.
It appears that this report is incorporated by reference in your registration statement on Form S-8 filed February 12, 2008. When you disclose financial measures, such as EBITDA and EBITDA margin, we believe that you should provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Please do so in future reports on Form 6-K that are incorporated by reference in a registration statement or tell us why you believe Item 10(e) of Regulation S-K is not applicable to your facts and circumstances. Refer to Question 31 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (Non-GAAP FAQ), which is available on our website—www.sec.gov.

2 Haamal st. sibal lndustrial Park Rosh Haain 48092 lsrael Tel.03-9282670/1 Fax 03-9282498

In response to the comment, the Company will provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K in future reports on Form 6-K that are incorporated by reference in a registration statement.

*  *  *  *

In addition, the Company acknowledges to the Staff that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please call the undersigned at +972-3-928-2220.

Very truly yours,

/s/ Dror Moran

Dror Moran
Chief Financial Officer

cc:    Elli Levinson-Sela, Adv.
Perry Wildes, Adv.

2 Haamal st. sibal lndustrial Park Rosh Haain 48092 lsrael Tel.03-9282670/1 Fax 03-9282498